UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                      March                               , 2007
                ----------------------------------------------------------


                                Golar LNG Limited
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                 (Translation of registrant's name into English)

                        Commission File Number: 000-50113

                   Par-la-Ville Place, 14 Par-la-Ville Road,
                        Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

               Form 20-F  [X]              Form 40-F   [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [_]              No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated March 6, 2007.

                                                                    Exhibit 99.1

                           Employee share option plan


The Board of Golar LNG Ltd (the "Company") has approved the grant of 75,000 share options to employees of the Company and its subsidiaries. The options have been granted pursuant to the terms set forth in the Company's existing Employee Share Option Scheme.

The options were granted on March 6, 2007 and the strike price has been set at $13.13, which equals the average closing trading price over the three days immediately prior to issue.

The options have been granted with certain restrictions linked to the declaration thereof, among others continued employment.

Primary insiders have received options as follows:

Jan Flatseth                                    75,000


The options issued represent approximately 0.1% of the total outstanding share capital of the Company. Following this issuance 367,000 authorised but not issued options remain.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Hamilton, Bermuda
March 6, 2007.

                                                      GOLAR LNG LIMITED
                                                ------------------------------
                                                        (Registrant)


                                            By: /s/ Graham Robjohns
                                                -----------------------------
                                                    Graham Robjohns
                                                    Chief Financial Officer

                                            Dated:  March 6, 2007





SK 03849 0004 753461